EXHIBIT 99.3

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2007 and 2006

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 24, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 24, 2008

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents (Note 16)	$45,711	$14,759
Cash in trust (Note 13(b))	837	-
Accounts receivable	-	1,742
Inventory (Note 3)	10,724	5,297
Prepaid expenses and sundry assets (Note 4)	11,897	4,812
Unrealized foreign exchange gains (Note 5(b))	1,680	-
Forward purchases derivative asset (Note 5(a))	924	-
	71,773	26,610

Prepaid expenses and sundry assets (Note 4)	13,913	9,657
Unrealized foreign exchange gains (Note 5(b))	-	709
Net smelter royalty (Note 6)	1,225	1,535
Restricted cash (Note 7)	3,102	6,027
Property, plant and equipment (Note 8)	82,945	39,162
Mineral exploration projects (Note 9)	61,273	40,430

	$234,231	$124,130

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,426	$6,034
Notes payable (Note 10)	11,699	5,274
Current taxes payable	2,086	591
Asset retirement obligations (Note 11)	269	289
Forward sales derivative liability (Note 5(a))	9,844	3,388
	38,324	15,576

Forward sales derivative liability (Note 5(a))	5,580	6,828
Notes payable (Note 10)	83,920	10,550
Future income taxes (Note 12)	2,182	421
Asset retirement obligations (Note 11)	2,706	1,380
Total liabilities	132,712	34,755

Shareholders' equity
Common shares (Note 13(a))	141,316	106,834
Warrants (Note 13(b))	245	4,072
Stock options (Note 13(c))	19,218	8,745
Contributed surplus (Note 13(d))	1,153	1,149
Deficit	(60,413)	(31,425)
	101,519	89,375
Commitments (Notes 5,8, 9, and 17)
Subsequent events (Note 18)
	$234,231	$124,130

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Gold sales	$47,834	$21,179	$8,510
Production costs	(25,172)	(13,195)	(6,932)
Other cost of goods sold	(3,141)	(447)	(4,521)
Depletion and amortization	(5,232)	(2,376)	(1,773)
	14,289	5,161	(4,716)

Operating expenses:
Exploration	2,365	183	85
Stock-based compensation (Note 13(c))	10,750	5,990	1,791
Administration	10,273	7,375	4,474
Management fees (Note 15(a))	747	739	1,014
Accretion expense (Note 11)	138	27	7
Other	2,126	486	356
Total operating expenses	26,399	14,800	7,727

Loss before the following	(12,110)	(9,639)	(12,443)

Unrealized loss on forward derivatives (Note 5(a))	4,284	6,823	3,393
Realized loss on forward derivatives (Note 5(a))	5,624	-	150
Unrealized gain on forward foreign exchange derivatives (Note 5(b))	(972)	(709)	-
Realized gain on forward foreign exchange derivatives (Note 5(b))	(2,718)	(846)	-
Foreign exchange gain	(2,280)	(1,871)	(1,093)
Amortization of deferred financing expense	-	698	-
Interest expense	11,170	270	184
Interest income	(4,601)	(1,582)	(1,631)
Gain on disposition of property (Note 9(i))	(381)	-	-
Other non-operating expenses	1,663	-	-
Total other expenses	11,789	2,783	1,003

Loss before income taxes	(23,899)	(12,422)	(13,446)
Income taxes (Note 12)
Current income taxes	2,086	591	185
Future income taxes (recovered)	1,675	(267)	(793)
Total income taxes	3,761	324	(608)

Net loss and comprehensive loss for the year	(27,660)	(12,746)	(12,838)

Deficit, beginning of year as reported	(31,425)	(18,711)	(5,913)
Adjustment to opening deficit (Note 2)	165	-
Deficit as restated	(31,260)	(18,711)	(5,913)
Shares aquired for cancellation (Note 13(a)(ii))	(1,493)	(2)	-
Interest income - share purchase loans (Note 13(a)(iii))	-	34	40

Deficit, end of year	$(60,413)	$(31,425)	$(18,711)

Basic and diluted net loss per share (Note 14)	$(0.52)	$(0.30)	$(0.41)

Weighted average common shares outstanding (Note14)	53,613,175	43,114,563	31,266,914

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income for the year	$(27,660)	$(12,746)	$(12,838)
Items not involving cash:
Unrealized foreign exchange (gain) loss	7,907	(97)	172
Stock-based compensation	10,750	5,990	1,791
Amortization of deferred financing costs	-	698	-
Non-cash interest expense	2,953	-	-
Accretion expense	138	27	7
Future income taxes (recovered)	1,675	(267)	(793)
Depletion and amortization	5,232	2,376	1,773
Amortization of net smelter royalty	310	-	-
Interest on loans receivable	-	(102)	(1,051)
Unrealized loss on forward sales derivatives	4,284	6,823	3,393
Unrealized gain on foreign exchange contracts	(972)	(709)	-
Gain on disposition of property	(381)	-	-
Reclamation expenditure	(157)	(105)	-
Change in non-cash operating working capital
Accounts receivable	1,742	(1,161)	(581)
Inventory	(2,624)	(2,193)	1,916
Prepaid expenses and sundry assets	(11,659)	(8,041)	(4,046)
Accounts payable and accrued liabilities	8,424	1,269	2,551
Current taxes payable	1,495	591	-
	1,457	(7,647)	(7,706)
Financing activities:
Repayment of loans receivable	-	-	649
Issuance of common shares, special warrants and warrants, net	30,138	56,102	5,125
Shares purchased for cancellation	(2,089)	(4)	-
Repayment of debt	(6,086)	(2,078)	(1,406)
Increase in debt	64,604	14,965	-
	86,567	68,985	4,368
Investing activities
Mineral exploration projects	(27,233)	(24,663)	(9,947)
Decrease (increase) in restricted cash	2,925	(6,027)	-
Advances to Prometálica Mineração Ltda	-	-	(1,622)
Repayment from Prometálica Mineração Ltda	-	-	4,509
Purchase of property, plant and equipment	(35,859)	(25,422)	(9,560)
	(60,167)	(56,112)	(16,620)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	3,095	-	-
Increase (decrease) in cash and cash equivalents	30,952	5,226	(19,958)
Cash and cash equivalents, beginning of year	14,759	9,533	29,491
Cash and cash equivalents, end of year	$45,711	$14,759	$9,533

Supplemental cash flow information (Note 16)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

Existing Accounting Policies:

(a)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents (Note 16).  Cash held on deposit as security is classified as restricted cash (Note 7).

(c)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(d)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a units of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(e)	Property, plant and equipment:

The Company’s plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	10 years, straight line
Vehicles	-	5 years, straight line
Equipment	-	5-10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method based upon the mine’s estimated economically proven and probable reserves

         (f)   Impairment:

The carrying value of all categories of plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(g)  Mineral exploration projects:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

(h)   Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company's Brazilian assets converted at period-end exchange rates results in temporary differences.

(i)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(j)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(k)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 13(c).  The Company accounts for all stock-based payments using the fair value based method.  Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(m)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted income per share.  Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly mineral properties, inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(o)	Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations and are primarily a result of the difference between the forward spot price of the gold and the forward sales contract price.

(p)	Stripping Costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued:)

New Accounting Policies:

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(q)	Accounting Principles Issued and Implemented:

(i)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to the statement of operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as at January 1, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued):

New Accounting Policies (continued):

(q)  Accounting Principles Issued and Implemented (continued):

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

(ii)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(iii)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

(r)   Recently issued accounting pronouncements:

(i)   Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(ii)  Capital Disclosures:

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(iii) Inventories:

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The Company is currently assessing the impact of these new recommendations on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

3.      Inventory:

Inventory is comprised of the following:

	December 31, 2007	December 31, 2006
Raw materials	$1,013	$793
Mine operating supplies	2,646	-
Ore stockpiles	1,967	977
Gold in process	5,098	3,527
	$10,724	$5,297

4.	Prepaid Expenses and Sundry Assets:

	December 31, 2007	December 31, 2006
Balance is made up of:
Advances to suppliers	$506	$331
Recoverable taxes (a)	24,593	11,510
Deferred financing fees (Note 2(q)(i))	-	2,140
Sundry receivables from related parties (b)	185	149
Other	526	339
	25,810	14,469
Less:
Long term recoverable taxes	13,893	7,517
Long term other prepaid expenses	20	47
Long term deferred finance fees	-	2,093
	13,913	9,657
Current portion of prepaid expenses and sundry assets	$11,897	$4,812

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes are denominated in Brazilian reais (R$) amounting to R$43.3 million (2006 - R$24.6 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Prometálica Mineração Ltda (“PML“) related parties (Note 15(c)).  PCO is controlled by IMS Empreendimentos Ltda (”IMS”), a founding shareholder of the Company.

5.	Risk Management Policies:

Derivative Financial Instruments

The company has entered into the following contracts:

(a)	Forward sales and purchase contracts:

In connection with the Turmalina loan facility (Note 10(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales.  The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 amounting to a total of 77,002 ounces of gold.  The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without the requirement for the delivery of the gold produced.  As at December 31, 2007 forward sales contracts amounting to 48,556 ounces of gold were outstanding.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(a)	Forward sales and purchase contracts (continued):

In September 2007 the Company received an amendment to the Turmalina loan facility (Note 10(f)) from the lender, which allows the Company to close the forward sales contracts, subject to the requirement to reinstate forward sales contracts in similar amounts if the price of gold drops to or below $520 per ounce of gold.

As at December 31, 2007, current liabilities include $9.8 million (2006 - $3.4 million) of unrealized losses related to the forward sales contracts.  As at December 31, 2007, long term liabilities include $5.6 million (2006 - $6.8 million) of unrealized losses related to the forward sales contracts.  In an effort to mitigate these losses, in the fourth quarter of 2007, the Company purchased forward purchase contracts totalling 55,654 ounces at an average gold price of $822.43 per ounce.  The Company settled 7,098 ounces of the hedges (both forward sales and forward purchases) at the end of the fourth quarter of 2007.  The outstanding forward purchase contracts for 48,556 ounces had a positive mark-to-market value of $0.9 million as at December 31, 2007 which is included in current assets (December 31, 2006 - $nil).  The outstanding forward sales and purchase contracts had a combined negative mark-to-market value of $14.5 million as at December 31, 2007 (December 31, 2006 - $10.2 million).

Included in the statement of operations for the year ended December 31, 2007, is a net unrealized loss on forward gold derivatives of $4.3 million (2006 - unrealized loss of $6.8 million, 2005 - unrealized loss of $3.4 million) and a realized loss on forward gold derivatives of $5.6 million (2006 - $nil, 2005 - $150,000).  The unrealized gains relating to the forward purchase contracts have been classified as an offsetting amount to the unrealized losses relating to the forward sales contracts.  See subsequent events (Note18 (c)).

(b)	Forward foreign exchange contracts:

As at December 31, 2007, the Company has forward foreign exchange contracts to purchase Brazilian Reais at a weighted average rate of 2.1037 as follows:

Settlement Date	Amount	Settlement amount in thousands of $Reais
31-Jan-08	1,000	$1,986
31-Jan-08	1,000	2,007
29-Feb-08	1,000	1,974
29-Feb-08	1,000	1,998
31-Mar-08	1,000	2,558
30-Apr-08	2,000	4,162
30-May-08	1,000	2,057
29-Aug-08	1,000	2,076
28-Nov-08	1,000	2,201
30-Dec-08	1,000	2,122
	11,000	$23,141

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at December 31, 2007, $3.0 million of cash was restricted for this purpose.  (Note 7).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(b)	Forward foreign exchange contracts (continued):

At December 31, 2007, current assets include $1.7 million and long term assets include $nil (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains.  Included in the statement of operations for the year ended December 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $972,000 (2006 - gain of $709,000, 2005 - $nil) and a realized gain on forward foreign exchange derivatives of $2.7 million (2006 - gain of $846,000, 2005 - $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

6.	Net Smelter Royalty:

	2007	2006
Prometálica Mineração Ltda. (“PML”)	$1,535	$1,535
Less accumulated amortization	(310)	-
Net	$1,225	$1,535

On March 20, 2006, the Company entered into an agreement with PML whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.   In connection with the agreement, PML had the right to buy out the NSR for $1.63 million which was not exercised.

During 2007 the Company received royalty income of approximately $0.3 million (Note 15(c). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are Brazilian Resources, Inc. (“BZI”) and IMS, the founding shareholders of the Company.

7.	Restricted Cash:

At December 31, 2007 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 - $3,000,000) (Note 5(b)) and $nil was restricted as collateral for equipment loans (December 31, 2006 - $0.3 million (Note 10(b)(i)).  In addition $102,000 was held in a Certificate of Deposit as collateral for an expense credit line (December 31, 2006 - $nil).  At December 31, 2006 an additional $2.7 million was restricted due to loan covenants for the Turmalina loan facility (Note 10(f)).

8.	Property, Plant and Equipment:

	December 31, 2007
	Cost	Accumulated Amortization	Net
Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,704	(4,750)	30,954
Assets under construction	22,128	-	22,128
Mining properties (a)	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

8.	Property, Plant and Equipment (continued):

	December 31, 2006
	Cost	Accumulated Amortization	Net
Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Assets under construction	16,451	-	16,451
Mining properties (a)	6,908	(5,242)	1,666
	$46,738	$(7,576)	$39,162

(a)
 During 2007 the Company determined that mining properties in production should be classified in Property, Plant and Equipment (“PPE”).  In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects.  Effective December 31, 2006 the Sabará property, which has been in production since 2004, was reclassified to PPE.  Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was reclassified to PPE.  See Note 9 for a breakdown of costs reclassified.

Mining properties include the following two properties which are in production, Sabará and Turmalina:

(i)    Sabará

  The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).  Production began in the Sabará Region in December 2003.

(ii)     Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights.  The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and                 $400,000 in January 2006.  The note payable was due on demand and non-interest bearing (Note 10(a)).  The balance of $350,000 was satisfied during the year from the transfer of Sabará Zone C property (“Zone C”) to AngloGold Ashanti Brasil Mineração Ltda. (“AngloGold”) (Note 9).

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects:

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Write-off fully amortized property	Reclassify to Different Project	Reclassify to Plant and Equipment	Balance December 31, 2007

Sabará:
Acquisition of property	$3,195	$-	$3,195	$39	$-	$-	$(3,234)	$-
Mine development expenditures, exploration and carrying costs	3,318	590	3,908	3,970	(1,570)	(4,123)	(2,185)	-
Asset retirement obligations	127	325	452	5	(66)	(72)	(320)	-
Accumulated amortization	(3,434)	(1,805)	(5,239)	(256)	1,636	20	3,839	-
	3,206	(890)	2,316	3,758	-	(4,175)	(1,900)	-
Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the property	1,266	-	1,266	63	-	(1,329)	-	-
Exploration expenditures and carrying costs	8	8	16	58	-	(74)	-	-
	1,274	8	1,282	121	-	(1,403)	-	-
Caeté Project (Pilar):
Acquisition of property	1,114	-	1,114	(64)	-	(1,050)	-	-
Mine development expenditures, exploration and carrying costs	2,337	6,132	8,469	2,736	(472)	(10,733)	-	-
Asset retirement obligations	-	247	247	-	(107)	(140)	-	-
Accumulated amortization	(95)	(484)	(579)	-	579	-	-	-
	3,356	5,895	9,251	2,672	-	(11,923)	-	-
Paciência project (i):
Acquisition of properties	818	-	818	264	-	1,706	-	2,788
Mine development expenditures, exploration and carrying costs	4,980	9,005	13,985	10,486	(113)	(6,999)	-	17,359
Accumulated amortization	(118)	(69)	(187)	-	113	74	-	-
	5,680	8,936	14,616	10,750	-	(5,219)	-	20,147
Turmalina (ii):
Acquisition of properties	1,883	-	1,883	7	-	-	(1,890)	-
Mine development expenditures, exploration and carrying costs	2,981	8,944	11,925	4,899	-	-	(14,504)	2,320
Asset retirement obligations	-	964	964	-	-	-	(964)	-
Accumulated amortization	-	-	-	(394)	-	-	394	-
Reclassification to plant and equipment	(141)	-	(141)	-	-	-	141	-
	4,723	9,908	14,631	4,512	-	-	(16,823)	2,320
Caeté Expansion Project (iii):
Acquisition of property	-	-	-	8,522	-	1,175	-	9,696
Mine development expenditures, exploration and carrying costs	-	-	-	7,544	-	21,427	-	28,971
Asset retirement obligations	-	-	-	-	-	212	-	212
Accumulated amortization	-	-	-	-	-	(94)	-	(94)
	-	-	-	16,066	-	22,720	-	38,785
Faina and Pontal
Mine development expenditures, exploration and carrying costs	-	-	-	21	-	-	-	21
	-	-	-	21	-	-	-	21
Balance December 31 as reported	18,239	23,857	42,096	37,900	-	-	(18,723)	61,273

Less: Sabará property reclassified to PPE			(1,666)	-	-	-	-	-

Total Mineral Exploration Projects	$18,239	$23,857	$40,430	$37,900	$-	$-	$(18,723)	$61,273

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects and Mining Properties (continued):

(i)	Paciência project

The Paciência project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagao, Bahu, Monges and Ajuda.

In November 2003 the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagao and the following properties in the Caeté expansion project, Catita and Camará, The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If the above event were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $0.4 million in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  The Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company will recognize that portion of the gain as reduced royalty expense over the life of the mine.

     (ii)   Turmalina

The costs relate to the Satinoco property.  The property is subject to a royalty payable to a third party (Note 8).

     (iii)   Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso.

Pilar

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara (Pilar) gold property from Companhia Vale do Rio Docê (“CVRD”).  The purchase price was $1.1 million for the actual known measured and indicated gold resources at that time.

For any additional resources determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD was to be paid $7.48 per ounce of additional gold resource identified.  In September 2007 it was determined that the Company owed CVRD an additional $1.3 million which was paid in December 2007.

Roça Grande

In 2005 the Company acquired an option from CVRD for the Roça Grande Properties.  During 2007 the Company and CVRD determined the value of the Roça Grande properties at approximately $7.8 million (Note 10(i)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable:

	December 31, 2007	December 31, 2006
(a) Due to AngloGold	$-	$350
(b)(i) Due to ABN AMRO	135	390
(b)(ii) Due to ABN AMRO	600	-
(c) Due to Banco Volkswagen	349	444
(d)(i) Due to Banco Itaú S.A.,formerly Bank Boston	14	39
(d)(ii) Due to Banco Itaú S.A.	179	296
(e) Due to Banco Itaú S.A.	1,200	-
(f) Due to RMB International	8,762	14,000
(g)(i) Due to Banco Bradesco	217	305
(g)(ii) Due to Banco Bradesco	1,000	-
(h) Private placement notes	74,707	-
(i) Due to CVRD	6,956	-
(j) Due to Banco Santander	1,500	-
	95,619	15,824
Less: Current portion	11,699	5,274
	$83,920	$10,550

Payments over the next 5 years:
2008	$12,493
2009	10,258
2010	-
2011	-
2012	87,289
Total	110,040
Less unamortized discounts	(14,421)
Net	$95,619

(a)	Due to AngloGold

Relates to purchase of quota shares of MTL.  The demand note payable was repaid in 2007.

(b)	Due to ABN AMRO

(i)
Relates to a secured credit facility of R$990,000 (approximately $559,000) for the purpose of purchasing equipment.  As at December 31, 2007 R$239,000 ($135,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.25% at December 31, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to secured notes payable of $600,000 for general working capital.  The advance on export contracts bear interest at 6.5% per annum and is repayable on June 14, 2008.  The note is secured by future gold sales.

(c)	Due to Banco Volkswagen

Relates to a secured note payable of R$619,000 ($349,000) at December 31, 2007 for the purpose of purchasing trucks.  The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.24% at December 31, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months.  The loan is secured by the trucks purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(d)	Due to Banco Itaú S.A. formerly Bank Boston

(i)
Relates to a secured credit facility of R$2.5 million (approximately $1.4 million) for the purpose of purchasing equipment.  As at December 31, 2007 R$24,000 ($14,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.25% at December 31, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to a part of the secured credit facility of R$2.5 million (Note 10 (d)(i))  for the purpose of purchasing equipment of which R$317,000 ($179,000) is outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(e)	Due to Banco Itaú S.A.

Relates to secured notes payable of $1.2 million for general working capital.  The loan bears interest at 11% per annum and was repaid on January 21, 2008.  The note was secured by personal guarantees of certain officers of MSOL.

(f)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  Effective January 1, 2007 the loan was recorded at the carrying value of $11.7 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note 2(q)(i)).  The loan bears interest at U.S. LIBOR plus 4% per annum (8.7% at December 31, 2007 and 9.36% at December 31, 2006).  The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly.   The loan is repayable in quarterly installments of $1.4 million which commenced June 30, 2007 and continue to September 30, 2009.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The terms of the loan required hedging strategies for gold price and currency protection.  In September 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions (Note 5).  The loan is secured by all of the assets of MTL, including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of Sabará, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.   The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.   300,000 unlisted warrants were also issued to consultants involved in the financing.  These warrants, valued at $1.7 million, were issued in association with the credit facility.  The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method.  The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company is in compliance with these financial covenants.  The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 7).  The restrictions on these funds were lifted during 2007.  See subsequent events (Note 18(b)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(g)	Due to Banco Bradesco

(i)
Relates to a secured credit facility of R$1.5 million ($847,000) for the purpose of purchasing equipment of which R$384,000 ($217,000) is outstanding.  The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months.  The loans are secured by the equipment purchased.

(ii)
Relates to secured notes payable of $1.0 million for general working capital.  The advance on export contracts bears interest at 6.4% per annum and is repayable July 29, 2008.  The note is secured by future gold sales.

(h)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 13(a)).  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007.  The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at December 31, 2007:

Notes Payable
Gross proceeds	$74,508
Allocation to common shares	(11,362)
Allocation to call option	74
Finance fees	(2,842)
Net	60,378
Amortization of finance fees	1,720
Period end foreign exchange adjustment	12,609
Net carrying value of private placement notes	$74,707

(i)   Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The demand note payable is non-interest bearing and is expected to be repaid by 2009.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed its audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million. The Company will execute the final transfer agreement in the second quarter of 2008. The Company expects to pay $2.0 million of the purchase price in 2008 and the remaining balance of $5.8 million in 2009.  CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(i)    Due to CVRD (continued):

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized to expense using the effective interest method.

(j)    Due to Banco Santander

Relates to secured notes payable of $1.5 million for general working capital.  The advance on export contracts bears interest at 6.8% per annum and is repayable June 27, 2008.  The note is secured by future gold sales.

11.    Asset Retirement Obligations:

		2007		2006
Balance, beginning of year		$1,669		$211
Increase in reclamation obligations
Sabará Plant and Zone A	$433		$325
Pilar	-		247
Turmalina	892	1,325	964	1,536
Reclamation expenditures		(157)		(105)
Accretion expense		138		27
Balance, end of year		2,975		1,669
Less: current portion		269		289
		$2,706		$1,380

The asset retirement obligations relate to the following:

(a)      Sabará Zone B:

The Company expects to spend approximately $140,000 in 2008 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

    The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $833,000 between 2009 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(d)	Pilar Mine Development:

    The Company expects to spend approximately $129,000 in 2008 to reclaim land that has been disturbed as a result of mining activity.

(e)	Turmalina Plant and Mine:

    The company expects to spend approximately $3.1 million between 2014 and 2019 to reclaim land that has been disturbed as a result of the mining activity.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 36.12% (2006 - 36.12%, 2005 - 36.12%) to loss before income taxes as follows:

	2007	2006	2005
Expected income tax recovery (expense) using statutory income tax rate 36.12%	$8,632	$4,395	$4,857
Increase (decrease) in tax recovery resulting from:
Unrealized foreign exchange gain	824	262	395
Stock based compensation	(3,883)	(2,164)	(647)
Loss on forward sales derivatives	(3,910)	(2,464)	(1,225)
Non-deductible interest expense	(497)	-	-
Interest income-share purchase loans	-	(12)	(14)
Capital gains tax on expired warrants	(1)	(183)	-
Impact of future changes in enacted tax rates	(2,403)	-	-
Valuation allowance	(2,523)	(158)	(2,758)
Income tax (expense) recovery	$(3,761)	$(324)	$608

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2007	2006
Future Tax Assets
Canada
Non-Capital losses (a)	$5,831	$4,491
Stock issuance costs	1,510	1,641
Cumulative eligible capital	174	184
Unrealized gain on forward foreign exchange contracts	-	(256)
Unrealized gain on forward sales derivatives	(268)	-
Unrealized loss on foreign exchange	4,050	-
Brazil
Non-Capital losses (b)	1,403	1,569
Amounts not deductible until paid (realized)	1,240	263
	13,940	7,892
Valuation Allowance	(11,301)	(7,029)
	2,639	863
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(70)	(97)
Rio de Peixe	(599)	(498)
Acquisition of Caeté Plant	(37)	(51)
Capitalized pre-stripping cost	(1,476)	(482)
Engineering costs capitalized	(145)	(156)
Unrealized foreign exchange gain	(2,494)	-
	(4,821)	(1,284)
Net Future Tax Liabilities	$(2,182)	$(421)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes (continued):

Canada

(a)	The Company has non-capital losses carried forward of approximately $20.1 million that are available for tax purposes. The losses expire as follows:

Year	Amount in thousands of U.S.$
2009	$522
2010	$2,277
2011	$3,799
2015	$5,809
2026	$1,643
2027	$6,054

None of the Canadian non-capital loss carry-forwards have been included in future tax assets.

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $4.1 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance.  All of the Brazilian non-capital loss carry-forwards have been recognized in future tax assets.

13.     Capital Stock:

(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares.  The Company has issued the following common shares.

	Number	Amount
Balance, December 31, 2004	30,283,389	$42,843
Exercise of purchase and compensation warrants (Note 13(b))	2,432,175	3,736
Issuance of over allotment options	550,000	1,470
Exercise of stock options exercised - cash method (Note 13(c))	25,000	20
Exercise of stock options exercised - cashless method (Note 13(c))	55,773	18
Other stock issuance costs	-	(74)
Balance December 31, 2005	33,346,337	$48,013
Exercise of purchase and compensation warrants (Note 13(b))	1,965,335	9,303
Exercise of stock options exercised - cash method (Note 13(c))	42,333	124
Exercise of stock options exercised - cashless method (Note 13(c))	1,128,903	1,233
Public offering (i)	11,435,000	51,368
Other stock issuance costs	-	(4,005)
Shares acquired under normal course issuer bid, shares to be cancelled (ii)	(1,000)	(2)
Repayment of share loan (iii)	-	800
Balance December 31, 2006	47,916,908	$106,834
Early warrant exercises (Note 13(b))	5,189,639	22,020
Stock issuance costs related to early warrant exercise (Note 13(b))	-	(1,483)
Exercise of purchase and compensation warrants (Note 13(b))	547,869	3,213
Exercise of stock options exercised - cash method (Note 13(c))	52,842	268
Exercise of stock options exercised - cashless method (Note 13(c))	107,292	209
Private placement notes (Note 10(h))	2,156,250	11,375
Stock issuance costs related to private placement notes (Note 10(h))	-	(524)
Shares acquired under normal course issuer bid and cancelled (ii)	(236,400)	(596)
Balance, December 31, 2007	55,734,400	$141,316

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(a)	Common shares (continued):

(i)
On March 27, 2006 the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million).  Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted.  The Company issued 343,050 broker warrants to the agent of the public offering.  The broker warrants are included in the warrants schedule (Note 13(b)).  Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008.  A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.

(ii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share.  During 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share.  These shares have been cancelled.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  At December 31, 2007 the Company had purchased 174,000 of its common shares at an average price of Cdn.$9.92 under the second normal course issuer bid.  Of these shares purchased 53,800 shares were cancelled as at December 31, 2007 and the remaining 120,200 shares purchased were cancelled subsequent to December 31, 2007.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

In accordance with CICA handbook section 3240 the share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2007 common stock was reduced by $596,000 (2006 - $2,000), and the excess paid over the average cost basis in the amount of $1.5 million (2006 - $2,000, 2005 - $nil) was charged to deficit.

(iii)
Deducted from the common share balance at December 31, 2005 was an $800,000 loan to BZI made October 2, 2003.  In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project.  BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party.  The loan was fully repaid in 2006.  Under CICA Emerging Issues Committee 132 - Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity and the repayment as an increase to shareholders’ equity.  Included in the statement of deficit is interest income of $nil (2006 - $34,000, 2005 - $40,000) relating to this loan.

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(b)	Warrants:

		Number	Amount
Balance, December 31, 2004		9,850,721	$4,965
Over-allotment warrants issued		275,000	181
Compensation warrants issued with the over-allotment options issued in January 2005	33,000
Underlying warrants associated with the compensation warrants issued in January 2005	16,500	49,500	39
Exercise of purchase and compensation warrants		(2,432,175)	(243)
Issuance of warrants associated with the credit facility (Note 10 (f))		1,743,835	1,729
Warrants expired - transferred to contributed surplus (Note 13 (d))		(227,496)	(117)
Balance, December 31, 2005		9,259,385	$6,554
Exercise of purchase and compensation warrants		(1,965,335)	(2,053)
Compensation warrants issued on public offering March 2006 (Note 13(a)(i))		343,050	584
Warrants expired - transferred to contributed surplus (Note 13(d))		(1,895,800)	(1,013)
Balance, December 31, 2006		5,741,300	$4,072
Exercise of purchase and compensation warrants		(5,366,721)	(3,671)
Warrants forced out		(225,403)	(152)
Warrants expired		(5,095)	(4)
Balance, December 31, 2007		144,081	$245

The following is a summary of the warrants date of issue, exercise price and expiry date outstanding at December 31, 2007:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
144,081	March 27, 2006	Cdn.$5.25	March 27, 2008

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  At December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

At December 31, 2007, $0.8 million of cash was held in trust relating primarily to warrant exercises (2006 - $nil).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.	Capital Stock (continued):

(c)	Stock options:

During 2003 the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004 the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the year ended December 31, 2007, 164,000 options were exercised using the cashless method (2006 -1,796,967, 2005 - 80,000).

	Number	Amount
Balance, December 31, 2004	3,282,619	$2,257
Stock based compensation	n/a	1,791
Issued during the year	1,275,000	-
Options exercised - conventionally	(25,000)	(4)
Options exercised - cashless method	(80,000)	(18)
Unvested options expired upon termination	(17,500)	-
Options expired	(9,819)	-
Balance, December 31, 2005	4,425,300	$4,026
Stock based compensation	-	5,990
Issued during the year	3,045,000	-
Options exercised - conventionally	(42,333)	(19)
Options exercised - cashless method	(1,796,967)	(1,233)
Vested options expired upon termination, transferred to contributed surplus (Note 13(d))	(13,000)	(19)
Unvested options expired upon termination	(149,000)	-
Options expired	(200,000)	-
Balance, December 31, 2006	5,269,000	$8,745
Stock based compensation	-	10,750
Issued during the year	2,808,500	-
Options exercised - conventionally	(52,842)	(68)
Options exercised - cashless method	(164,000)	(209)
Unvested options expired upon termination	(55,000)	-
Balance, December 31, 2007	7,805,658	$19,218

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.
Balance, December 31, 2004	3,282,619	$0.79	$4.01
Issued during the year	1,275,000	-	3.51
Options exercised:
-exercisable in US$	(105,000)	0.75	-
Options expired	(27,319)	-	4.74
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	-	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	-
-exercisable in Cdn.$	(688,303)	-	4.06
Options expired	(362,000)	-	3.95
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85

Exercise price		Outstanding December 31, 2007	Weighted Average Remaining Life in Years	Number Exercisable

$ 1.00		135,000.68		135,000
$ 3.75	Cdn.	156,158.85		156,158
$ 4.05	Cdn.	685,000	1.38	685,000
$ 4.25	Cdn.	96,000	1.46	96,000
$ 4.00	Cdn.	157,500	1.81	157,500
$ 3.47	Cdn.	647,500	2.13	587,500
$ 3.65	Cdn.	212,000	2.19	-
$ 3.29	Cdn.	40,000	2.94	40,000
$ 5.47	Cdn.	1,010,000	3.36	1,010,000
$ 4.41	Cdn.	418,000	3.50	-
$ 6.40	Cdn.	1,010,000	3.92	1,010,000
$ 4.72	Cdn.	40,000.84		40,000
$ 5.25	Cdn.	50,000	1.33	50,000
$ 6.00	Cdn.	50,000	1.84	50,000
$ 5.25	Cdn.	200,000	1.73	200,000
$ 4.60	Cdn.	100,000	1.73	100,000
$ 5.94	Cdn.	1,135,000	4.22	1,051,666
$ 4.62	Cdn.	36,000	3.67	36,000
$ 6.48	Cdn.	387,500	4.69	82,500
$ 9.54	Cdn.	1,240,000	4.93	1,200,000
		7,805,658		6,687,324

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2007 was $4.07 (2006 - $2.31, 2005 -$1.40).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	3.9% - 4.3%	3.8% - 4.5%	4.0 - 4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected share price volatility	55.0% - 60.0%	50.0% - 55.0%	50.0%
Expected life of the options	2.8 - 4.0 years	1.5 - 5 years	5 years

(d)	Contributed Surplus

Balance December 31, 2004	$-
Warrants expired	117
Balance December 31, 2005	$117
Warrants expired (Note 13(b))	1,013
Vested options expired upon termination (Note 13(c))	19
Balance December 31, 2006	$1,149
Warrants expired (Note 13(b))	4
Balance December 31, 2007	$1,153

14.	Basic and Diluted Net Loss per Share:

  Dollar amounts and share amounts in thousands, except per share amounts.

	2007	2006	2005
Numerator
Net loss for the year	$(27,660)	$(12,746)	$(12,838)

Denominator
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,766,914
Common shares-share purchase loan (Note 13 (a)(iii))	-	-	(500,000)
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,266,914

Basic and diluted net loss per share	$(0.52)	$(0.30)	$(0.41)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

15.	Related Party Transactions:

(a)
The Company incurred fees of $747,000 for the year ended December 31, 2007 (2006 - $739,000, 2005 - $nil) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  For the year ended December 31, 2005 the Company incurred fees of $954,000 from IMS which provided operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.

(b)
The Company incurred occupancy fees of $120,000 for the year ended December 31, 2007 (2006 - $120,000, 2005 - $110,000) to BZI, a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $450,000 from BZI for the year ended December 31, 2007 (2006 - $314,000, 2005 - $27,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2007 prepaid expenses and sundry assets includes a receivable of $101,000 from BZI.  As at December 31, 2006 accounts payable and accrued liabilities includes $14,000 due to BZI.

(c)
The Company recognized rental income of $192,000 from PML and $126,000 from PCO for the year ended December 31, 2007 (2006 - $nil from PML and $90,000 from PCO, 2005 - $nil) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2007 prepaid expenses and sundry assets includes $149,000 receivable from PML, and $36,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO) (Note 4(b)).  During 2007 the Company also received approximately $0.3 million (2006 - $nil, 2005 - $nil) of royalty income relating to the NSR (Note 6).

(d)
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI which provided administrative services.  The management fees are included in the statement of operations.  On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

(e)
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner.  The Secretary of the Company ceased to be a partner of this firm March 31, 2006.  As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet.  At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm.  This balance has subsequently been paid.

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

16.	Supplemental Cash Flow Information:

	December 31, 2007	December 31, 2006	December 31, 2005
Equipment purchased on issuing note payable (Note 10(b)(c)(d))	$-	$649	$1,179
Equipment purchased on eliminating loan receivable	$-	$327	$-
Warrants issued in conjunction with the offering (Note 13(a)(i))	$-	$584	$-
Warrants issued in conjunction with the Turmalina loan facility (Note 10(f))	$-	$-	$1,729
Conversion of loan receivable into NSR (Note 6)	$-	$1,535	$-
Transfer of Zone C in return for forgiveness of note payable (Note 10(a))	$350	$-	$-
Mineral rights purchased on issuing note payable to CVRD (Note 10(i))	$8,208	$-	$-

	December 31, 2007	December 31, 2006	December 31, 2005
Interest paid	$8,217	$270	$184
Income taxes paid	$-	$591	$-

Cash and cash equivalents included R$38.0 million ($21.4 million) in bank certificates of deposit (2006 - R$4.3 million ($2.0 million)).

17.	Commitments:

(a)	The Company entered into a management agreement with IMSE (Note 15(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

The Company has committed to spend the following for exploration:

Exploration Expenditures	Due Date
$300	February 28, 2008
$650	February 28, 2009
$1,400	February 28, 2010
$1,500	February 28, 2011

As at December 31, 2007 the Company has expended $887,000 on exploration.  The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

18.	Subsequent events:

(a)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares of Jaguar at Cdn$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(b)
On March 13, 2008 the Company paid RMB International (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of the Turmalina project.  The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (Note 10(f)).

(c)
On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts (Note 5(a)).

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 for the forward sales contracts. With this transaction the Company has no forward gold production hedged (Note 5(a)).

19.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.